Enterra Energy Trust Acknowledges Claims Against
Subsidiaries of Petroflow Energy Ltd. in Connection with Filings Under
Chapter 11 of the U.S. Bankruptcy Code

Calgary, Alberta – (CNW – May 27, 2010) Enterra Energy Trust (“Enterra”) has received notification that North American Petroleum USA and Prize Petroleum LLC, (collectively “NAPCUS”) both of which are wholly owned by Petroflow Energy Ltd., have filed voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware.  NAPCUS had been participating with Enterra through a Farmout Agreement in the Hunton liquids-rich gas play in Oklahoma. As previously announced Enterra delivered notice of termination of the Farmout Agreement, for non-performance on the part of NAPCUS, on December 15, 2009.  Enterra currently operates 62 wells in which NAPCUS has a working interest.  NAPCUS had not made timely payments for their share of operating costs and capital recovery fees for salt water disposal, and as a consequence Enterra has asserted its liens on these producing wells to protect its rights to recover amounts owing.

Presently, excluding operating costs relating to the production month of May, Enterra estimates that NAPCUS owes the Trust approximately US$8.2 million for its share of operating costs and capital recovery fees for salt water disposal.  Enterra has filed statutory liens under Oklahoma law based upon this amount and as a result of the liens, the purchasers of NAPCUS’ share of production from these wells are holding its revenues in trust until the liens and related claims can be settled.  These amounts held in trust represent a significant portion of the amount owing to Enterra.  Consistent with the contractual rights, Enterra has also filed a lien of approximately US$10.2 million representing the additional amounts owing on NAPCUS’ share of salt water disposal facility capital recovery fees pursuant to the subject agreements.

At this point it is too early to predict the outcome of Enterra’s claims and related matters against NAPCUS.  However, Enterra’s management believe that they have taken the appropriate actions to protect Enterra’s interests and recover the amounts owing to Enterra.  Based on management’s current assessment of the situation, no provision for uncollectible amounts has been taken.

For further information please contact:

Blaine Boerchers
Chief Financial Officer
(403) 263-0262 or (877) 263-0262

info@enterraenergy.com
www.enterraenergy.com

About Enterra Energy Trust
Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units and debentures are listed on the Toronto Stock Exchange under the symbols (ENT.UN, ENT.DB, ENT.DB.A) and Enterra’s trust units are listed on the New York Stock Exchange under the symbol (ENT).  The Trust’s portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 52 percent crude oil and natural gas liquids and 48 percent natural gas.  Enterra has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium in west central Alberta and the Circus prospect in southern Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.